UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
(Amendment No. 1)

SEC File No.
000-28277

NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K [  ] Form 20-F  [  ] Form 11-K   [X] Form 10-Q
          [  ] Form 10D   [  ] Form N-SAR   [  ] Form N-CSR

For Period Ended:  December 31, 2008

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

The entire Form 10-Q for the period ended December 31, 2008

PART I -- REGISTRANT INFORMATION

Heritage Worldwide, Inc. Full Name of Registrant

Former Name if Applicable

337 Avenue de Bruxelles, Address of Principal Executive Office (Street and Number)

City, State and Zip Code: 83514 La Seyne Sur Mer France

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company was unable to file its Form 10-Q for the three month period ended December 31, 2008 within the prescribed time period without unreasonable effort and expense.  The Company requires more time to complete the financial information included in its form 10-Q.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Claude Couty (Name)	011 (Area Code)	33 494107808 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [  ]Yes  [X] No

Heritage Worldwide, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 18, 2009	By: /s/ Claude Couty
Chief Financial Officer